

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 13, 2017

Michael Barron
Chief Executive Officer
X Rail Enterprises, Inc.
9480 S. Eastern Ave. Suite 205
Las Vegas, NV 89123

> **Re: X Rail Enterprises, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted February 14, 2017**
> **CIK No. 0001697935**

Dear Mr. Barron:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We note that your shares are presently quoted on the OTC Pink marketplace. We do not consider this to be an existing trading market for purposes of the disclosure required by Item 501(b)(3) of Regulation S-K. As such, please revise the cover page and throughout the prospectus to disclose a fixed price for the duration of the offering.

2. We note that you and Ascendiant Capital Partners LLC have entered into an equity line agreement. To the extent that you plan to file an equity line registration statement in the future please be advised that the accommodation permitting the resale offering of shares

to be issued under an equity line agreement is not available where there is no existing public market for the shares being offered. We do not view stock quotations on the OTC Pink marketplace as an existing public market for this purpose.

3. Please clarify the status of any agreements with Amtrak, BNSF, and Union Pacific. You state on page 4 that you have entered in to an agreement with Amtrak, but elsewhere it appears that you do not yet have an executed agreement with Amtrak. On page 5 you refer to "[y]our Class I railroad partners (Union Pacific Railroad Company and BNSF Railway)." If you do not have executed agreements with these companies please revise that statement accordingly. On page 17 you state that "[t]hat agreement has been conceptually agreed to by the parties and is in the legal departments pending review and approval." Please clarify whether the parties you refer to include Amtrak, BNSF, or Union Pacific.

4. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

5. Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

6. Please provide us your analysis as to whether you are a "blank check" company under Section (a)(2) of Rule 419 of the Securities Act of 1933 as a company whose "business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person." We note, for example, that you have not had any operations for a number of years and your business plan is to seek acquisitions in the short line passenger and freight business. To the extent you believe you are a blank check company please revise to disclose your status as a blank check company and in an appropriate place in your filing provide details regarding compliance with Rule 419 in connection with any offering of your securities.

7. Please remove the headings "Part III" and "Part IV" as these do not conform to the requirements of Form S-1 and may indicate that these sections are not part of the prospectus.

8. Please tell us when each of your officers and directors acquired his or her common shares that are being offered for resale in this registration statement.

Prospectus Cover Page

9. Please revise the prospectus cover page to reference the correct page number on which the risk factors section begins.

Summary, page 2

Company Overview, page 2

10. Please explain your statement here that you plan to "pursue acquisition targets in this space," including how acquisitions in the freight business relate to your plan to operate passenger trains. Also provide a separate risk factor addressing, if true, that your business plan is contingent upon an acquisition of another company or companies. Explain how your plan of operations may be affected if none of your acquisition plans materialize. In addition, in your Description of Business section you state that three short line passenger and freight business are currently under consideration. Please tell us if you have signed a memorandum of understanding or entered into any acquisition contracts at this time.

Risk Factors, page 3

11. Please add a separately captioned risk factor identifying risks to shareholders related to your equity line agreement with Ascendiant Capital Partners LLC. Discuss the significant price discount at which you would sell shares to Ascendiant Capital Partners LLC and the number of shares that could be issued pursuant to the agreement based on the current price of your stock. Discuss the dilutive effect and impact on market price from selling shares at a discount and from the resales of these securities to the public.

We will need to raise additional capital to fund our business, page 3

12. Discuss the estimated amount of additional capital you will be required to raise to fund your plan of operations for the next twelve months.

Shares eligible for future sale may adversely affect the market, page 8

13. Please disclose the number of shares underlying Mr. Barron's A-2 convertible preferred stock and the number of shares issuable pursuant to convertible debt and warrants.

We are an "emerging growth company," page 9

14. Please disclose your election under Section 107(b) of the Jobs Act. If you elect to opt-out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Jobs Act, include a statement that the election is irrevocable.

Selling Stockholders, page 9

15. Please revise the first paragraph in this section to clarify how many shares the selling shareholders are offering.

16. If any of the shares being offered for resale were or will be issued pursuant to an equity line agreement please remove those shares from the selling stockholder table. Shares issued in an equity line cannot be registered during the company's initial public offering. We note for example shares being offered for resale by Ascendiant Capital Partners LLC.

Description of Business, page 13

17. Please revise your disclosure to include the material terms of your agreement with Ascendiant Capital Partners. Additionally, if this is not an arrangement for indebtedness consider referring to this as an "equity line" instead of an "equity line of credit."

18. Please include a detailed plan of operations for the next twelve months. In the discussion of each of your planned activities, include specific information regarding each material event or step required to pursue each of your planned activities, including any contingencies such as raising additional funds, and the timelines and associated costs accompanying each proposed step in your business plan.

Las Vegas Railway Express (Casino Fun Trains), page 14

19. Please clarify what services, if any, Las Vegas Railway Express, Inc. will perform, what property Las Vegas Railway Express, Inc. owns that will be used in your operations, and what revenues, if any, Las Vegas Railway Express, Inc. will generate other than the 5% royalty.

Overview, page 17

20. We note the statement "[d]uring the development period for the Los Angeles to Las Vegas route, the company became visible in the press." If you are referring to Las Vegas Railway Express, Inc., which is a separate entity from you, please clarify. If that is not the case please further clarify your history here and on page 14.

Executive Compensation

Annual Compensation, page 22

21. We note your disclosure in Note 7 to your financial statements for the period ended September 30, 2016 that during the year ending December 31, 2015 you issued an aggregate of 4,000,900 shares of common stock as compensation and during the same time period issued 2,500,000 shares to Michael Barron, 10,000,000 shares to Wayne Bailey, 740,000 shares to Bobbie Dragon and 644,000 to members of the Board. We also note your disclosure that during the year ended December 31, 2015 you issued 2,500,000

shares to Michael Barron and Wanda Witoslawski, officers of the Company for the purchase of railcars. Please revise your Executive Compensation section to disclose all compensation paid to your officers and directors for all services rendered in all capacities to the registrant and its subsidiaries or advise. Refer to Item 402 of Regulation S-K.

<u>Security Ownership of Certain Beneficial Owners and Management, page 25</u>

22. Please reconcile references to outstanding Series A preferred stock in footnotes 3 and 5 with the statement on page 23 that there are 0 shares of Series A Preferred Stock outstanding.

23. Please tell us why the table shows Mr. Barron having only 18.71% ownership. It appears from the description of Series A-2 Preferred Stock on page 23 that his two shares of Series A-2 Preferred Stock are convertible into four times the number of shares of common stock and Series A Preferred Stock outstanding and bear the same number of voting rights as would be obtained from the conversion to common stock. Please tell us why this does not result in his beneficial ownership percentage being approximately 84%. Additionally, revise the risk factor "A large percentage of our stock is owned by relatively few people, including officers and directors" on page 7 as appropriate.

<u>Item 11. Certain Relationships and Related Transactions and Director Independence</u>

24. Please revise this section to include all related party transactions during the last fiscal year. For example, we note in Note 9 to your financial statements for the period ended September 30, 2016 that that Wanda Witoslawski holds a promissory note of $55,994. In addition, with respect to all related person transactions involving Las Vegas Railway Express, Inc., name each related person and state their positions or relationships with, or ownership in, Las Vegas Railway Express, Inc.

<u>Item 12. Principal Accountant Fees and Services</u>

25. It does not appear that you have filed a Form 10-K in fiscal year 2015 or 2014. Please remove references to "Company's Forms 10-K" or advise.

<u>Signatures</u>

26. Please tell us why you have included the first Signatures section that references Securities Exchange Act of 1934.

<u>Item 15. Recent Sales of Unregistered Securities, page 45</u>

27. Please disclose the person or persons who received common stock issued "for services." Refer to Item 701 of Regulation S-K.

28. Please refer to Note 7 on page 40 and disclose all sales of unregistered securities during the past three years. Refer to Item 701 of Regulation S-K.

Item 16. Exhibits, page 46

29. Please file a list of your subsidiaries as an exhibit to your registration statement. Refer to Item 601(b)(21) of Regulation S-K. We note a reference to your subsidiaries on page 2.

30. Please file the following agreements as exhibits to your registration statement or tell us why you believe the respective agreement is not material to you:
    - Term Sheet with Ascendiant Capital Partners entered into on October 30, 2015 and disclosed in the Summary Section. We note that the term sheet filed as Exhibit 10.1 is dated March 18, 2014;
    - Agreement with BGR Government Affairs, LLC described in Note 10 to the financial statements for the period ended September 30, 2016;
    - Share exchange agreement with Las Vegas Railway Express, Inc. disclosed on page 45; and
    - Amtrak haulage agreement disclosed on page 4.

Exhibit 10.4

31. Please amend to include all exhibits to the Master Service Agreement and License Agreement including Exhibits A, B, C, and D.

You may Amy Geddes at (202) 551-3304 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3859 with any other questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney-Advisor
Office of Transportation and Leisure

cc: Jeff Cahlon, Esq.
        Sichenzia Ross Ference Kesner LLP